

August 9, 2023

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: Tidal Trust II
   Issuer CIK: 0001924868
   Issuer File Number: 333-264478 / 811-23793
   Form Type: 8-A12B
   Filing Date: August 9, 2023

To Whom It May Concern:

Please be advised that Cboe BZX Exchange, Inc. has received an application dated July 21, 2023, from the above-referenced issuer and has approved the following securities for listing on Cboe BZX Exchange, Inc. ("Exchange"):

- Cboe Validus S&P 500 Dynamic PutWrite Index ETF (PUTD)

In order to facilitate timely listing, the Exchange requests acceleration of registration of these securities under Rule 12d1-2 of the Securities Exchange Act of 1934, as amended. If there are any questions, please call me at (646) 856-8722. Your assistance is greatly appreciated.

Sincerely,

Charles Sullivan
Senior Analyst, Listing Qualifications